UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2011

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

.

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Public-held Company with Authorized Capital

Taxpayer ID (“CNPJ/MF”) # 90.400.888/0001-42

Company Registry Number (“NIRE”) # 35.300.332.067

MINUTES OF THE ORDINARY AND EXTRAORDINARY SHAREHOLDERS MEETING HELD ON APRIL 26, 2011

DATE, TIME, AND PLACE: April 26, 2011, at 3:00 p.m., at the Auditorium of  Banco Santander (Brasil) S.A.´s main place of business (“Banco Santander” or “Company”), at Avenida Presidente Juscelino Kubitschek, nº 2235 – 1st mezzanine, Vila Olímpia – São Paulo – SP.

ATTENDANCE: Shareholders representing more than eighty percent (80%) of the voting capital of Banco Santander, as verified by the signatures apposed on the Shareholders’ Attendance Book. Present also: (i) Mr. Marco Antônio Martins de Araújo Filho, Angel Oscar Agallano, Reginaldo Antonio Ribeiro e Ulisses Gomes Guimarães, Company´s Officers and (ii) Mr. Francisco Antonio Maldonado Sant´Anna, representant of Deloitte Touche Tohmatsu Auditores Independentes, external auditor of the Company.

BOARD: Chairman: Mr. Fabio Colletti Barbosa; Secretary: Mr. Marco Antônio Martins de Araújo Filho.

CALL AND LEGAL PUBLICATIONS: (1) Call Notice published in the Brazilian State Gazette (“DOE/SP”), in editions of March 26, 29 and 30, 2011, and in the newspaper “Valor Econômico”, in editions of March 26, 27 and 28, 29 and 30, 2011; and (2) Financial Statements of the Company related to the semester ended on June 30, 2010 and the fiscal year ended on December 31, 2010, together with the Management Report, the balance sheet, other parts of the financial statements, external auditors’ opinion and the Audit Committee Report, published in the Brazilian State Gazette (“DOE/SP”) in editions of July 30, 2010 and February 04, 2011, and “Valor Econômico”, in editions of July 30 and 31, 2010 and August 1º, 2010 and  February 04, 05, and 06, 2011, respectively.

AGENDA:

ORDINARY SHAREHOLDERS MEETING:

(a)       Take the management accounts, examining, discussing and voting the Company’s Financial Statements related to the fiscal year ended on December 31, 2010, together with the Management Report, the balance sheet, other parts of the financial statements, external auditors’ opinion and the Audit Committee Report;

(b)       Decide on the destination of the net profit of the fiscal year of 2010 and the distribution of dividends;

[Free English Translation]

(c)        To elect the actual members of the Board of Directors of the Company for a new term of office; and

(d)        Fix the annual overall consideration of the Company´s management and Audit Committee´s members.

EXTRAORDINARY SHAREHOLDERS MEETING:

(a)       To decide on the amendment of the term of payment of dividends and/or interest on capital related specifically to the year of 2011, to not more than one hundred and eighty (180) days counted from its declaration by the Company’s Board of Directors and in any circumstances within this fiscal year, which, if approved by the Company´s shareholders, shall be applied, including, to the payment of interest on capital approved by the Board of Directors in the meeting held on March 24, 2011, according to the Board of Directors´ proposal in the meeting also held on March 24, 2011.

READING OF DOCUMENTS, VOTING, AND DRAFTING OF THE MINUTES: (1) The reading of the documents related to the matters to be approved in the Ordinary and Extraordinary Shareholders Meeting was dismissed by the majority of votes and with contrary manifestation of the shareholders Pedro Rodovalho Marcondes Chaves Neto and Norvas Participações Ltda., considering that are entirely knew by the shareholders, were published as per establish article 133, paragraph 5º, of Law nº 6.404/76, and were disclosed on website www.cvm.gov.br on March 25, 2011, as per Instruction CVM nº 481, of December 17, 2009, of the Brazilian Securities and Exchange Commission - CVM; (2) The declarations of votes, objections and dissidences eventually submitted shall be numbered, received and certified by the Board, and shall remain on file at the Company’s main place of business, pursuant to article 130, paragraph 1º, of Law 6,404/76; and (3) Authorized the drafting of these minutes in an abridged form, and its publishing without the signatures of the totality of the shareholders, pursuant to article 130, paragraphs 1º and 2º, of Law 6,404/76, respectively.

RESOLUTIONS: Following the discussions related to the matters of the Agenda, the attending shareholders of the Company representing the majority of the voting capital, resolved to:

IN THE ORDINARY SHAREHOLDERS MEETING:

(a) With abstention of the legally prevented, APPROVE the management accounts, in the form  recorded in the individual and consolidated Company’s Financial Statements related to the fiscal year ended on December 31, 2010, together with the Management Report, the balance sheet, other parts of the financial statements, external auditors’ opinion and the Audit Committee Report, everything as proposed by the Board of  Executive Officers, with favorable opinion of the Board of Directors, in the meetings held on February 02, 2011, respectively;

(b) DECIDE on  the destination of the net profit of the fiscal year ended on December 31, 2010, at the amount of R$ 3,856,682,358.03, namely: (b.1)  5% (five per cent), corresponding to R$ 192,834,117.90, for the Legal Reserve account, (b.2)  R$ 3,540,000,000.00, as dividends and interest on shareholders’ equity, which have already been the subject matter of a resolution in Meetings of the Board of Directors held on March 22, June 30, September 22, and December 22, 2010, of which R$ 1,760,000,000.00 as interest on shareholders’ equity imputed to the value of minimum mandatory dividends and R$ 1,780,000,000.00 as interim dividends and (b.3)  the net profit balance remaining after the distributions above, at the value of R$ 123,848,240.13 to the Dividend-Equalization Reserve account, as provided for in article 34, item III, item a, of the Company’s By-Laws, everything as proposed by the Board of  Executive Officers, with favorable opinion of the Board of Directors, in the meetings held on February 02, 2011. The above mentioned interest on capital and dividends were paid to the shareholders as from August 25, 2010 and February 25, 2011, according to the Notice to Shareholders of March 22, June 30, September 22 and December 22, 2010, published in the Brazilian State Gazette (“DOE/SP”), and in the newspaper “Valor Econômico”, in editions of March 23, July 1st, September 23 and December 23, 2010;

[Free English Translation]

(c) Initially, in accordance to article 14, paragraph 1º of the Company´s By-laws, ESTABLISH  that shall be elected in this Ordinary Shareholders Meeting 09 (nine) members of the Board of Directors. Immediately thereafter, APPROVE  the election of the current members of the Board of Directors for a new term of office, which shall remain until the Ordinary Shareholders Meeting of the Company to be held in 2014, as follows: Chairman of the Board of Directors: Mr. Fabio Colletti Barbosa (RG  # 5.654.446-7 SSP/SP – CPF/MF # 771.733.258-20), a Brazilian citizen, married, business administrator, resident and domiciled in the city of São Paulo - SP, with business address at Avenida Presidente Juscelino Kubitschek, nº 2041 and 2235 – Bloco A – Vila Olímpia – São Paulo - SP; Vice-Chairman of the Board of Directors: Mr.  Marcial Angel Portela Alvarez (RNE V196033-G – CPF/MF # 809.357.880-34), a Spanish citizen, married, executive, resident and domiciled in the city of São Paulo - SP, with business address at Avenida Presidente Juscelino Kubitschek, nº 2041 and 2235 – Bloco A – Vila Olímpia – São Paulo – SP; and Directors: Mr. José Antonio Alvarez Alvarez (Id Card # A1005039400 - Passport # AA261236), a Spanish citizen, married, executive, resident and domiciled in Madrid, Spain, with business address at Edifício Pereda – planta 1ª, 28660, Boadilla del Monte, Madrid, Spain; Mr. José Manuel Tejón Borrajo, (Id Card # AO138454500, Passport # AAA117365), a Spanish citizen, married, economist, resident and domiciled in Madrid, Spain, with business address at Edifício Pereda – planta 1ª, 28660, Boadilla del Monte, Madrid, Spain; Mr. José de Paiva Ferreira (RNE  # W274948-B - CPF/MF  # 007.805.468-06), a Portuguese citizen, married, administrator, resident and domiciled in the city of São Paulo - SP, with business address at Avenida Presidente Juscelino Kubitschek, nº 2041 and 2235 – Bloco A – Vila Olímpia – São Paulo – SP; Mr. José de Menezes Berenguer Neto (RG  # 13.864.600-4 SSP/SP  - CPF/MF  # 079.269.848-76), a Brazilian citizen, married, bank employee, resident and domiciled in the city of São Paulo - SP, with business address at Avenida Presidente Juscelino Kubitschek, nº 2041 and 2235 – Bloco A – Vila Olímpia – São Paulo – SP; Mr. José Roberto Mendonça de Barros (RG  # 2.965.578-X SSP/SP– CPF/MF  # 005.761.408-30), a Brazilian citizen, married, economist, resident and domiciled in the city of São Paulo - SP, with business address at Av. Brigadeiro Faria Lima, 1739, 5o floor, São Paulo - SP; Mrs. Viviane Senna Lalli (RG  # 7.538.713-X SSP/SP  – CPF/MF  # 077.538.178-09), a Brazilian citizen, widow, businesswoman, resident and domiciled in the city of São Paulo - SP, with business address at Rua Dr. Olavo Egídio, 287 – 16o floor, São Paulo - SP, and Mr. Celso Clemente Giacometti (RG  # 3.179.758-1 SSP/SP  – CPF/MF  # 029.303.408-78), a Brazilian citizen, married, business administrator, resident and domiciled in the city of São Paulo - SP, with business address at Avenida Vereador José Diniz, nº 3725 – 6o floor, São Paulo - SP, being the last three considered Independent Directors, as defined in Paragraph 3º of article 14 of the By-laws. It was consigned in this Minutes that as per statements presented to the Company, the members of the Board of Directors hereby elected (i) are not involved in any criminal offense that would prevent them from performing business activities, particularly those under Paragraphs 1º and 2º, of article 147, of Brazilian Corporate Law, (ii) comply with the requirements established in Resolution # 3,041, of 11.28.2002, of the Brazilian National Monetary Council; and (iii) shall only be installed in the positions for which they were elected after the confirmation of their election by the Central Bank of Brazil, and upon the declaration under Art. 2 of Instruction # 367, of May 29, 2002, of the Brazilian Securities & Exchange Commission; and

[Free English Translation]

(d) With abstention of the legally prevented, FIX  the annual overall consideration of the Company´s management, in the total amount of up to R$ 283,540,000.00 for the exercise of 2011, and for the Audit Committee in the amount of up to R$ 3,960,000.00 for the period of 12 (twelve) months beginning on March 24, 2011, everything as proposed by the Board of Directors, in the meeting held on March 24, 2011.

Finally, the shareholders Norvas Participações Ltda. and Pedro Rodovalho Marcondes Chaves Neto presented votes in writing contrary to the matter related in item (a) to the Ordinary Shareholders Meeting, which were received by the Board and shall remain on file at the Company’s main place of business, and abstained from voting with respect to the other items. The shareholders Ademir José Wiederkehr, Rita de Cassia Berlofa, Sindicato dos Empregados de Estabelecimentos Bancários de São Paulo and AFUBESP – Associação dos Funcionários do Grupo Santander Banespa, Banesprev e Cabesp presented votes in writing contrary to all matters of the Ordinary Shareholders Meeting, which were received by the Board and shall remain on file at the Company’s main place of business.

IN EXTRAORDINARY SHAREHOLDERS MEETING:

(a) APPROVE  the amendment of the term of payment of dividends and/or interest on capital related specifically to the year of 2011, to not more than one hundred and eighty (180) days counted from its declaration by the Company’s Board of Directors and in any circumstances within this fiscal year, which shall be applied, including, to the payment of interest on capital approved by the Board of Directors in the meeting held on March 24, 2011, according to the Board of Directors´ proposal in the meeting also held on March 24, 2011.

CLOSING: The representant of the shareholders Polo Norte Fundo de Investimento Multimercado, Vinson Fund LLC and Polo Fundo de Investimento em Ações presented writing manifestation, which shall remain on file at the Company’s main place of business. There being no further matters to be resolved, the Meeting has been closed, and these minutes have been prepared, which were read, approved, and signed by Chairman and the Secretary of the Board, and the controlling shareholders. São Paulo, April 26, 2011. Board: Fabio Colletti Barbosa – Chairman. Marco Antônio Martins de Araújo Filho – Secretary. Shareholders: GRUPO EMPRESARIAL SANTANDER, S.L. – Beatriz Arruda Outeiro – attorney-in-fact; STERREBEECK, B.V. – Beatriz Arruda Outeiro – attorney-in-fact.

[Free English Translation]

I certified that this is a true transcript of the minutes recorded in Minutes of the Shareholders Meeting Book of the Company.

Marco Antônio Martins de Araújo Filho

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: April 26, 2011

Banco Santander (Brasil) S.A.

By:	/S/ Marco Antonio Martins de Araújo Filho
Marco Antonio Martins de Araújo Filho Vice-President Executive Officer

By:	/S/ Carlos Alberto Lopez Galán
Carlos Alberto Lopez Galán Vice-President Executive Officer